LBO Capital Corp.

3509 Auburn Rd. Ste B-200 · Auburn Hills MI · 48326 USA
248.844.0300-tel **www.lbocapitalcorp.com** 248.844.0302-fax

June 3, 2010

United States
Securities and Exchange Commission ("SEC")
Washington, D.C. 20549-3561

Attention: Mr. John T. Archfield Jr.

**Re: LBO Capital Corp.
File No. 33-19107**

Dear Mr. Archfield:

We have reviewed your comments in your letter dated May 13, 2010 and submit the following responses:

<u>General</u>

1.

The 10-K is paginated as requested.

2.

Please note that non-controlling interest has been removed from the consolidated financial statements at December 31, 2008. As we discussed in our telephone call several days ago, we would not apply SFAS 160 retroactively, because its retroactive application is prohibited. However, we will include non-controlling interest in our financial statements for all the periods in 2009.

3.

We have incorporated the adjustments related to the material changes in the purchase price allocation. We have fair valued the license agreements dated June 18 and 23, 2008, which were acquired through GTI. Total fair value of these licenses as of the acquisition date is $8,007,660. We have recorded these licenses at their fair values and made the necessary adjustments to their amortization. We have concluded that the rest of the licenses and patents do not affect in a material way the allocation of the purchase price, because their fair values are not higher than their carrying values. In reaching to this conclusion, we considered several factors, such as projected cash flows from the future use of these intangibles.

4.

The explanatory note is included in the second page of the 10-K and also under Note No.1 to the financial statements.   The audit report is also updated as requested.

Business

5.

We have added the default provisions related to the license agreements. We believe this completes your request.

Item 9A. Controls and Procedures.

6.

We have revised this disclosure to match the one in the letter of August 18, 2009.

7.

We have incorporated the disclosure required by Item 308T(a)(4) of Reg. S-K.

8.

Yes, we have identified additional material weaknesses and have explained the nature of these additional material weaknesses, its impact on the financials, and the remediation plans.

Consolidated Statements of Changes in Stockholders Equity

9.

We have revised this typing error.

10.

Please refer to the response under Item 2.

Consolidated Statements of Cash Flows

11.

We have revised as required.

Directors, officers….

12.

Mr.DiNello's background is updated to comply with Item 401 of Reg. S-K.

13.

We have reported these warrants in the summary compensation table and equity awards table as requested. This was an overlook on our part.

Security Ownership....

14.

Longborough Capital, PLC major shareholders have been disclosed as requested. We have included only the shareholders holding more than 5% of the total shares in this entity. There are more than 100 shareholders holding less than 5% of the total shares of Longborough, thus we determined that it is not practicable and material to disclose the holders of less than 5%.

15.

This item has been revised to comply with Item 403 of Reg. S-K.

Exhibit Index

16.

On June 1, 2010, we filed with the SEC all the agreements that needed to be in an executed form. We believe we complied with this comment.

In addition, we have included the exhibits that were required to be presented in the executed form. As always, please feel free to call me at 248-844-0300 in case you have any questions.

Sincerely,

/S/ Majlinda Xhuti
Chief Financial Officer

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